Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) of financial position and results of operations of Franco-Nevada Corporation (“Franco-Nevada”, the “Company”, “we” or “our”) has been prepared based upon information available to Franco-Nevada as at November 7, 2016 and should be read in conjunction with Franco-Nevada’s unaudited condensed consolidated financial statements and related notes as at and for the three and nine months ended September 30, 2016 and 2015.    The unaudited condensed consolidated interim financial statements and MD&A are presented in U.S. dollars and have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements in accordance with IAS 34, Interim Financial Reporting.

Readers are cautioned that the MD&A contains forward-looking statements and that actual events may vary from management’s expectations. Readers are encouraged to read the “Cautionary Statement on Forward-Looking Information” at the end of this MD&A and to consult Franco-Nevada’s audited consolidated financial statements for the year ended December 31, 2015 and the corresponding notes to the financial statements which are available on our website at www.franco-nevada.com,  on SEDAR at www.sedar.com and in our most recent Form 40-F filed with the Securities and Exchange Commission on EDGAR at www.sec.gov.

Additional information related to Franco-Nevada, including our Annual Information Form, is available on SEDAR at www.sedar.com,  and our Form 40-F is available on EDGAR at www.sec.gov. These documents contain descriptions and maps of certain of Franco-Nevada’s producing and advanced royalty and stream assets.  For additional information, our website can be found at www.franco-nevada.com.

TABLE OF CONTENTS

OVERVIEW	3

HIGHLIGHTS	4

GUIDANCE	6

SELECTED FINANCIAL INFORMATION	8

OVERVIEW OF FINANCIAL PERFORMANCE – Q3 2016 TO Q3 2015	9

OVERVIEW OF FINANCIAL PERFORMANCE – NINE MONTHS 2016 TO NINE MONTHS 2015	19

FINANCIAL CONDITION REVIEW	26

BALANCE SHEET REVIEW	26

FINANCIAL POSITION, LIQUIDITY AND CAPITAL RESOURCES	27

CAPITAL RESOURCES	29

CRITICAL ACCOUNTING ESTIMATES	30

NEW ACCOUNTING STANDARDS ISSUED BUT NOT YET EFFECTIVE	30

OUTSTANDING SHARE DATA	30

INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES	31

NON-IFRS FINANCIAL MEASURES	32

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION	36

OVERVIEW

Franco-Nevada is the leading gold-focused royalty and stream company by both gold revenue and number of gold assets. The Company has the largest and most diversified portfolio of royalties and streams by commodity, geography, revenue type and stage of project.  The portfolio is actively managed with the aim to maintain over 80% of revenue from precious metals (gold, silver & PGMs).

Franco-Nevada Asset Count at November 7, 2016

	Precious	Other	Oil &
	Metals	Minerals	Gas	TOTAL
Producing	40	5	59	104
Advanced	33	7	—	40
Exploration	139	38	19	196
TOTAL	212	50	78	340

The Company does not operate mines, develop projects or conduct exploration.  Franco-Nevada’s business model is focused on managing and growing its portfolio of royalties and streams. The advantages of this business model are:

•	Exposure to precious metals price optionality;
•	A perpetual discovery option over large areas of geologically prospective lands with no additional cost other than the initial investment;
•	Limited exposure to many of the risks associated with operating companies;
•	A free cash-flow business with limited cash calls;
•	A high-margin business that can generate cash through the entire commodity cycle;
•	A scalable and diversified business in which a large number of assets can be managed with a small stable overhead; and
•	A forward-looking business in which management focuses on growth opportunities rather than operational or development issues.

Franco-Nevada’s financial results in the short-term are primarily tied to the price of commodities and the amount of production from its portfolio of producing assets.  From time to time, financial results are also supplemented by acquisitions of new producing assets.  Over the longer-term, results are impacted by the availability of exploration and development capital applied by other companies to expand or extend Franco-Nevada’s producing assets or to advance Franco-Nevada’s advanced and exploration assets into production.

Franco-Nevada has a long-term focus in making its investments and recognizes it is in a cyclical industry.  Franco-Nevada has historically operated by maintaining a strong balance sheet so that it can make investments during commodity cycle downturns.

Franco-Nevada’s shares are listed on the Toronto and New York stock exchanges under the symbol FNV.  An investment in Franco-Nevada’s shares is expected to provide investors with yield and exposure to gold price and exploration optionality while limiting exposure to many of the risks of operating companies. Since its IPO almost nine years ago, Franco-Nevada has increased its dividend annually and its share price has outperformed the gold price and all relevant gold equity benchmarks.

Franco-Nevada’s Relative Share Price Performance

Outperforming both Gold Equities and Gold Itself
(Chart to November 4, 2016)
FNV
Gold Price
S&P/TSX Global Gold Index
FNV IPO: Dec 2007
Chart to November 4, 2016. FNV and S&P/TSX Global Gold Index converted to USD
450%
400%
350%
300%
250%
200%
150%
100%
50%
0%
-50%
-100%
2008
2009
2010
2011
2012
2013
2014
2015
2016

Highlights

Financial – Three Months ended September 30, 2016

•	123,065 Gold Equivalent Ounces (“GEOs”)[1] were achieved in the third quarter of 2016, compared to 85,637 GEOs in the third quarter of 2015, an increase of 43.7%;
•	$172.0 million of revenue was earned, an increase of 65.9% from the $103.7 million generated in the third quarter of 2015;
•	$142.2 million, or $0.80 per share, of Adjusted EBITDA[2,3] was generated in the third quarter of 2016, an increase of 83.5% from $77.5 million or $0.49 per share, in the third quarter of 2015;
•	82.7% in Margin[2,3] was achieved, compared to 74.7% in the third quarter of 2015;
•	$54.4 million, or $0.31 per share, in net income for the third quarter of 2016, compared to $15.2 million, or $0.10 per share for the third quarter of 2015;
•	$53.5 million, or $0.30 per share, in Adjusted Net Income[2,3] in the third quarter of 2016, compared to $19.4 million, or $0.12 per share, in the third quarter of 2015;

•	Net cash provided by operating activities[3] in the third quarter of 2016 was $121.6 million, compared to $73.0 million in the same period in the prior year; and

[1]

GEOs include our gold, silver, platinum, palladium and other mineral assets, and do not include Oil & Gas assets. GEOs are estimated on a gross basis for NSR royalties and, in the case of stream ounces, before the payment of the per ounce contractual price paid by the Company. For NPI royalties, GEOs are calculated taking into account the NPI economics. Silver, platinum, palladium and other minerals were converted to GEOs by dividing associated revenue, which includes settlement adjustments, by the average gold price for the period. For average commodity prices used in the calculation of GEOs, please refer to average commodity price tables on pages 9 and 19 of this MD&A.

[2]

Adjusted Net Income, Adjusted EBITDA and Margin are non-IFRS financial measures with no standardized meaning under IFRS. For further information and a detailed reconciliation, please see pages 32-35 of this MD&A.

[3]

In the third quarter of 2016, the Company adopted a change in accounting policy with respect to its classification of proceeds from sales of gold bullion in its statement of cash flows and statement of income and comprehensive income (loss). For further information, refer to Note 16 of the condensed interim consolidated statements for the three and nine months ended September 30, 2016. The Company’s non-GAAP measures, as defined in pages 32-35 of this MD&A, were also adjusted accordingly to reflect gains/losses on sales of such gold bullion as an operating activity that is part of the Company’s underlying business. Comparative information has been adjusted to conform to current presentation.

•	Dividends paid totaled $39.3 million in the quarter, of which $29.9 million was paid in cash and $9.4 million was paid in common shares issued under the Company’s Dividend Reinvestment Plan (“DRIP”).

Financial – Nine Months ended September 30, 2016

•	342,473 GEOs were achieved in the first nine months of 2016, compared to 253,758 GEOs in the first nine months of 2015, an increase of 35.0%;
•	$454.9 million of revenue was generated in the first nine months of 2016, an increase of 41.1% from the $322.3 million generated in the same period in the prior year;
•	$366.9 million, or $2.09 per share, of Adjusted EBITDA, an increase of 51.0% to from $242.9 million, or $1.55 per share, in the first nine months of 2015;
•	80.7% in Margin was achieved, compared to 75.4% in the first nine months of 2015;
•	$126.7 million, or $0.72 per share, in net income, compared to net income of $56.0 million, or $0.36 per share, in the first nine months of 2015;
•	$121.5 million, or $0.69 per share, in Adjusted Net Income, compared to $65.2 million, or $0.42 per share, in the first nine months of 2015;
•	Net cash provided by operating activities in the first nine months of 2016 was $349.1 million, compared to $229.4 million in the same period of the prior year; and
•	Dividends paid totaled $117.1 million for the nine months ended September 30, 2016, which included cash dividends of $87.4 million and $29.7 million in issued common shares under the Company’s DRIP.

Corporate Update

Oil & Gas U.S. Royalty Acquisition (“STACK”)

On November 7, 2016, Franco-Nevada agreed to acquire a $100.0 million package of royalty rights in the STACK shale play in Oklahoma’s Anadarko basin from a private party. The two primary operators of the lands are Newfield Exploration Company and Devon Energy Corporation. The package of lands provides an estimated royalty rate of 1.61%.

Kirkland Lake Gold

In October 2016, Kirkland Lake Gold Inc. (“Kirkland Lake”) exercised its option to buyback 1% of an overlying 2.5% NSR for an aggregate cash consideration of approximately $30.5 million ($36.0 million less royalty proceeds attributable to the buyback portion of the NSR paid to Franco-Nevada prior to the date of the buyback). The NSR, which covers all of Kirkland Lake’s properties (including the Macassa mine), was acquired in October 2013 for $50.0 million.

Cooke 4

On October 27, 2016, Sibanye Gold Limited (“Sibanye”) announced it has ceased production at the Cooke 4 underground operation.  Franco-Nevada has an approximate $69 million carrying value for this stream.  Once further information is obtained, an impairment analysis will be carried out and recorded in the fourth quarter of 2016 as appropriate.

Termination of Palmarejo Gold Stream and Commencement of Guadalupe Gold Stream

In October 2014, Franco-Nevada agreed with Coeur Mining Inc. (“Coeur”) to terminate the Palmarejo gold stream agreement following the completion of the 400,000 ounce minimum obligation in exchange for a cash payment of $2.0 million. In July 2016, Coeur met the minimum ounce obligation and the Palmarejo agreement was terminated. Deliveries of gold ounces from the Palmarejo project will start under a new agreement with Coeur, the Guadalupe gold stream agreement, pursuant to which Coeur will deliver 50% of its gold production from the Palmarejo project at an ongoing cost of $800 per ounce. As part of the Guadalupe agreement, Franco-Nevada provided an upfront deposit of $22.0 million to partially fund the development of the Guadalupe underground mine.

Cobre Panama

The Company funded an additional $40.0 million towards the Cobre Panama precious metal stream in the third quarter of 2016, for a total of $77.7 million in the first nine months of 2016. As at September 30, 2016, the Company has funded $415.6 million of its $1 billion commitment. First Quantum Minerals Ltd. (“First Quantum”) increased its planned 2016 capital expenditure to $450 million from $390 million for the fourth quarter of 2016 due to expedited stripping of the pit. The development remains on track for a phased commissioning in 2018 and continued ramp-up in 2019.

Castle Mountain

On June 16, 2016, Franco-Nevada and NewCastle Gold Ltd. completed the restructuring of Franco-Nevada’s existing royalties at the Castle Mountain gold project in California, U.S., into a single 2.65% royalty covering a larger property.

Antapaccay Precious Metal Stream

On February 26, 2016, Franco-Nevada completed the acquisition of a $500.0 million precious metal stream from Glencore plc with reference to production from the Antapaccay mine located in Peru. Under the stream agreement, gold and silver deliveries are initially referenced to copper in concentrate shipped. The Company will receive 300 ounces of gold and 4,700 ounces of silver for each 1,000 tonnes of copper in concentrate shipped, until 630,000 ounces of gold and 10.0 million ounces of silver have been delivered. Thereafter, the Company will receive 30% of the gold and silver shipped. The Company will pay an on-going price of 20% of the spot price of gold and silver until 750,000 ounces of refined gold and 12.8 million ounces of refined silver have been delivered. Thereafter, the on-going price will increase to 30% of the spot price of gold and silver.

Equity Financing

On February 19, 2016, the Company completed a bought-deal financing with a syndicate of underwriters for 19.2 million common shares at $47.85 per common share. The net proceeds to the Company were $883.5 million after deducting share issue costs and expenses of $36.6 million.

Guidance

The following contains forward-looking statements about our guidance for 2016. Reference should be made to the “Cautionary Statement on Forward-Looking Information” section at the end of this MD&A. For a description of material factors that could cause our actual results to differ materially from the forward-looking statements below, please see the Cautionary Statement and the “Risk Factors” section of our most recent Annual Information Form filed with the Canadian securities regulatory authorities on www.sedar.com and our most recent Form 40-F filed with the Securities and Exchange Commission on www.sec.gov.

Franco-Nevada realized record growth from its mineral assets for the first nine months of 2016. Mineral assets contributed 342,473 GEOs, while Franco-Nevada’s Oil & Gas assets contributed $19.7 million in revenue in the nine months ended September 30, 2016.

Franco-Nevada is pleased to raise its guidance for 2016 as follows:

		Previously announced	Revised guidance
Mineral assets - GEO production[1]	(oz)	425,000 - 445,000 GEOs	445,000 - 455,000 GEOs
Oil & Gas assets - Revenue[2]	($)	$15.0 million - $25.0 million	$25.0 million - $30.0 million
[1]	In forecasting GEOs for the remainder of 2016, gold, silver, platinum and palladium metals have been converted to GEOs using commodity prices of $1,300/oz Au, $18.00/oz Ag, $950/oz Pt and $650/oz Pd.
[2]	In forecasting revenue from Oil & Gas assets for the remainder of 2016, the WTI oil price is assumed to average $50 per barrel with a $3.50 per barrel price differential for Canadian oil.

Of the 445,000 to 455,000 GEOs, Franco-Nevada expects to receive 315,000 to 325,000 GEOs under its various stream agreements. For the first nine months of 2016, 243,896 GEOs have been received from stream agreements, while 222,670 GEOs were received for full year 2015.

The Company expects to fund a total of approximately $120.0 million to $140.0 million towards the Cobre Panama precious metal stream in 2016. As at September 30, 2016, the Company has funded a total of $77.7 million in the first nine months of 2016, for a total of $415.6 million of its $1 billion commitment.

In addition, for 2016, the Company estimates depletion and depreciation expense to be $250.0 million to $275.0 million.

2016 guidance assumes the continued steady state of operations from our assets.

SELECTED FINANCIAL INFORMATION

(in millions, except Average Gold Price, GEOs, Margin and per share amounts)	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2016	2015	2016	2015

Statement of Income and Other Comprehensive Income (Loss)
Revenue	$172.0	$103.7	$454.9	$322.3
Depletion and depreciation	72.9	49.7	206.6	150.5
Impairments[1]	—	1.9	—	2.0
Operating income[4]	67.5	26.1	155.0	87.4
Net income	54.4	15.2	126.7	56.0
Basic earnings per share	$0.31	$0.10	$0.72	$0.36
Diluted earnings per share	$0.30	$0.10	$0.72	$0.36

Dividends declared per share	$0.22	$0.21	$0.65	$0.62
Dividends paid (including DRIP)	$39.3	$33.1	$117.1	$96.7
Weighted average shares outstanding	178.1	156.9	175.2	156.8

Non-IFRS Measures
Average Gold Price	$1,335	$1,124	$1,258	$1,179
GEOs[2]	123,065	85,637	342,473	253,758
Adjusted EBITDA[3,4]	$142.2	$77.5	$366.9	$242.9
Adjusted EBITDA[3,4] per share	$0.80	$0.49	$2.09	$1.55
Margin[3,4]	82.7%	74.7%	80.7%	75.4%
Adjusted Net Income[3,4]	$53.5	$19.4	$121.5	$65.2
Adjusted Net Income[3,4] per share	$0.30	$0.12	$0.69	$0.42

Statement of Cash Flows
Net cash provided by operating activities[4]	$121.6	$73.0	$349.1	$229.4
Net cash used in investing activities[4]	$(41.5)	$(44.6)	$(576.5)	$(118.4)
Net cash (used in) provided by financing activities	$(29.4)	$(23.2)	$352.2	$(71.1)

	As at	As at
	September 30, 2016	December 31, 2015
Statement of Financial Position
Cash and cash equivalents	$277.6	$149.2
Short-term investments	—	18.8
Total assets	4,251.0	3,674.3
Debt	—	457.3
Deferred income tax liabilities	35.7	33.2
Total shareholders’ equity	4,188.1	3,163.0
Working capital	357.6	253.9
[1]	Impairments include impairment charges on investments, royalties, streams and working interests.
[2]	For average commodity prices used in calculation of GEOs, please refer to average commodity price tables on pages 9 and 19 of this MD&A.
[3]

Adjusted EBITDA, Margin and Adjusted Net Income are non-IFRS financial measures with no standardized meaning under IFRS. For further information and a detailed reconciliation, please see pages 32-35 of this MD&A.

[4]

In the third quarter of 2016, the Company adopted a change in accounting policy with respect to its classification of proceeds from sales of gold bullion in its statement of cash flows and statement of income and comprehensive income (loss). For further information, refer to Note 16 of the condensed interim consolidated statements for the three and nine months ended September 30, 2016. The Company’s non-GAAP measures, as defined in pages 32-35 of this MD&A, were also adjusted accordingly to reflect gains/losses on sales of such gold bullion as an operating activity that is part of the Company’s underlying business. Comparative information has been adjusted to conform to current presentation.

Overview of Financial Performance – Q3 2016 to Q3 2015

The prices of precious metals, oil & gas and the actual production from mineral and oil & gas assets are the largest factors in determining profitability and cash flow from operations for Franco-Nevada.

Average Commodity Prices and Exchange Rate

					QOQ	YOY (Q3’16-
Quarterly Averages		Q3 2016	Q2 2016	Q3 2015	(Q3’16-Q2’16)	Q3’15)
Gold[1]	($/oz)	$1,335	$1,259	$1,124	6.0%	18.8%
Silver[2]	($/oz)	19.62	17.17	14.91	14.3%	31.6%
Platinum[3]	($/oz)	1,084	1,004	988	8.0%	9.8%
Palladium[3]	($/oz)	676	568	615	19.1%	9.9%

Edmonton Light	C$bbl	54.41	55.09	55.04	(1.2)%	(1.1)%
Quality Differential	C$bbl	(3.80)	(8.08)	(4.58)	(53.0)%	(17.0)%
Realized oil price	C$bbl	50.61	47.01	50.46	7.7%	0.3%

CAD/USD exchange rate[4]		0.7663	0.7761	0.7639	(1.3)%	0.3%
[1]	Based on London Bullion Market Association (“LBMA”) Gold Price PM Fix
[2]	Based on LBMA Silver Price
[3]	Based on London PM Fix
[4]	Based on Bank of Canada noon rates

Precious metals commodity prices have been in a volatile and declining state for an extended period of time with prices only recently beginning to recover. The gold price has increased approximately 25% since the beginning of the year.

During the third quarter of 2016, average gold prices traded between $1,308/oz and $1,366/oz with an average price of $1,335/oz. This compares to an average gold price of $1,124/oz for the third quarter of 2015, an increase of 18.8%, and $1,259/oz for the third quarter of 2016.  Historically, the price of gold has been subject to volatile price movements over short periods of time and is affected by numerous macroeconomic and industry factors that are beyond the Company’s control. Major influences on the gold price include macroeconomic factors such as the level of interest rates, inflation expectations, currency exchange rate fluctuations including the relative strength of the U.S. dollar, and the supply of and demand for gold.

During the third quarter of 2016, silver prices averaged $19.62/oz for the third quarter of 2016, compared to $14.91/oz in third quarter 2015, an increase of 31.6%. Platinum and palladium prices averaged $1,084/oz and $676/oz, respectively, compared to $988/oz and $615/oz, respectively, for the third quarter of 2015, increases of 9.8% and 9.9% year-over-year, respectively.

Commodity price volatility not only impacts overall revenues but also impacts the number of GEOs contributed by non-gold assets when converting from silver, platinum, palladium and other minerals to GEOs.

Despite the volatile commodity prices, our mineral assets continued to deliver strong results as the mineral assets performed well, delivering a significant increase in GEOs over the prior year.  One of the strengths of the Franco-Nevada business model is that our business is not impacted when producer costs increase as long as the producer continues to operate. Royalty and stream payments/deliveries are based on production levels of the underlying operations with no adjustments for the operator’s operating costs, with the exception of NPI royalties which are based on the profit of the underlying mining operation. During the quarter, NPI royalties accounted for approximately 7% of total revenues.

GEO Production Growth

Other Minerals
PGM
Silver
Gold
Gold Equivalent Ounces
140,000
120,000
100,000
80,000
60,000
40,000
40,000
0
85,637
106,312
106,621
112,787
123,065
Other Minerals
PGM
Silver
Gold
Q3 2015
Q4 2015
Q1 2016
Q2 2016
Q3 2016

Gold Equivalent Ounces and Revenue

Franco-Nevada’s revenue is generated from various forms of agreements, ranging from net smelter return (“NSR”) royalties, streams, net profits interests (“NPI”), net royalty interests (“NRI”), working interests and other. For definitions of the various types of agreements, please refer to our most recent Annual Information Form filed on SEDAR at www.sedar.com or our Form 40-F filed on EDGAR at www.sec.gov.

Franco-Nevada continued to see significant growth in GEOs with mineral assets contributing 123,065 GEOs in the third quarter of 2016, an increase of 43.7% over the third quarter of 2015.  Revenue for the quarter was $172.0 million compared with $103.7 million for the same period of 2015, an increase of 65.9%.

The impact on revenue of the growth in the number of GEOs received was further enhanced by higher average precious metal prices in third quarter 2016 compared to the same period of the prior year.

The following table outlines GEOs and revenue attributable to Franco-Nevada for the three months ended September 30, 2016 and 2015 by commodity, geographical location and type of interest:

	Gold Equivalent Ounces[1]			Revenue (in millions)
For the three months ended September 30,	2016	2015	Variance	2016	2015	Variance
Commodity
Precious Metals
Gold	85,127	72,908	12,219	$113.4	$81.9	$31.5
Silver	27,337	3,522	23,815	36.2	4.0	32.2
PGM	9,098	6,506	2,592	12.1	7.0	5.1
Precious Metals - Total	121,562	82,936	38,626	161.7	92.9	68.8
Other Minerals	1,503	2,701	(1,198)	2.0	3.0	(1.0)
Oil & Gas				8.3	7.8	0.5
	123,065	85,637	37,428	$172.0	$103.7	$68.3
Geography
United States	19,012	17,715	1,297	$25.5	$19.9	$5.6
Canada	18,654	14,211	4,443	32.9	23.4	9.5
Latin America	63,921	34,001	29,920	85.0	38.3	46.7
Rest of World	21,478	19,710	1,768	28.6	22.1	6.5
	123,065	85,637	37,428	$172.0	$103.7	$68.3
Type
Revenue-based	23,522	26,593	(3,071)	$32.9	$31.8	$1.1
Streams	87,422	50,008	37,414	116.3	56.2	60.1
Profit-based	6,555	5,508	1,047	12.8	9.7	3.1
Other	5,566	3,528	2,038	10.0	6.0	4.0
	123,065	85,637	37,428	$172.0	$103.7	$68.3
[1]	For average commodity prices used in the calculation of GEOs, please refer to average commodity price tables on pages 9 and 19 of this MD&A.

GEOs and revenue from precious metals were earned from the following geographical locations:

	Gold Equivalent Ounces[1]			Revenue (in millions)
For the three months ended September 30,	2016	2015	Variance	2016	2015	Variance
Geography for Precious Metals
Precious Metals
United States	18,920	17,551	1,369	$25.3	$19.8	$5.5
Canada	17,749	13,273	4,476	23.5	14.5	9.0
Latin America	63,921	34,001	29,920	85.0	38.3	46.7
Rest of World	20,972	18,111	2,861	27.9	20.3	7.6
Precious Metals - Total	121,562	82,936	38,626	$161.7	$92.9	$68.8
Other Minerals	1,503	2,701	(1,198)	2.0	3.0	(1.0)
Oil & Gas				8.3	7.8	0.5
	123,065	85,637	37,428	$172.0	$103.7	$68.3
[1]	For average commodity prices used in calculation of GEOs, please refer to average commodity price tables on pages 9 and 19 of this MD&A.

Our portfolio is well-diversified with GEOs and revenue being earned from 45 mineral assets and 59 oil & gas interests in various jurisdictions.

GEO Reconciliation – Q3 2015 to Q3 2016

85,637
11,885
1,199
288
1,047
2,592
47,161
123,065
GEOs - Q3 2015
Gold assets
Other minerals
Silver assets
Gold NPIs
PGM assets
Acquisitions
GEOs - Q3 2016

GEOs earned from precious metal assets increased by 47% to 121,562 GEOs in the third quarter of 2016 from 82,936 GEOs in the third quarter of 2015. Revenue from precious metal assets was $161.7 million in the third quarter of 2016, compared to $92.9 million for the same period in 2015. The largest component of these increases was contributed from our Latin American assets which realized an increase of 88% in GEOs and 122% in revenue compared to the prior year, reflecting the acquisitions of the Antamina and Antapaccay streams in October 2015 and February 2016, respectively.

Quarterly Revenue Breakdown

(expressed in millions)

Oil & Gas
Other
PGM
Silver
Gold
Revenue
180.0
160.0
140.0
120.0
100.0
80.0
60.0
40.0
20.0
0
$103.7
$121.3
$132.0
$150.9
$172.0
Oil & Gas
Other
PGM
Silver
Gold
Q3 2015
Q4 2015
Q1 2016
Q2 2016
Q3 2016

Overall, GEOs and revenue increases for the quarter are attributable to the following:

•	The Company received 22,186 GEO deliveries from Antapaccay, a stream added in the first quarter of 2016.
•	The Company received 19,975 GEO deliveries from Antamina, an asset added to the portfolio in the fourth quarter of 2015.
•

The Company received 5,000 gold ounces from Karma, of which 1,250 ounces relate to production from the second quarter of 2016. Deliveries from Karma are fixed in the initial years at a rate of 1,250 ounces per month. Karma poured its first gold in April 2016 and is a mine operated by Endeavour Mining Corporation.

•

Our Sudbury precious metals assets delivered 7,543 GEOs, an additional 2,908 GEOs compared to the third quarter 2015.  This increase is due to higher gold, platinum and palladium production at the mines, coupled with higher precious metal prices on the conversion to GEOs.

•

The Company received its first delivery from South Arturo, totaling 2,269 GEOs, which poured its first gold in August 2016. South Arturo is a mine operated by a joint venture between Barrick and Premier Gold Mines Limited on which the Company owns a 4-9% gross royalty.

•

The above significant increases in GEOs were partially offset by decreases in GEO deliveries compared to the third quarter of 2015 from the following properties: Candelaria (decrease of 2,274 GEOs), as 2015 was an exceptionally strong year of production; Goldstrike (decrease of 2,128 GEOs) with fewer ounces received under both the NSR and NPI; and Palmarejo (a decrease of 9,591 GEOs).

•

The agreement for Palmarejo ended in July 2016 as Coeur Mining Inc. (“Coeur Mining”) met its obligation to deliver 400,000 ounces. Deliveries will start under a new agreement which partially funded the Guadalupe underground mine. Due to changes in the timing of the deliveries under the new Guadalupe agreement, minimal deliveries were received in the third quarter of 2016, but deliveries will start in the fourth quarter of 2016.

•	During the third quarter of 2016, 1,876,775 ounces of silver were delivered from our Candelaria, Antapaccay, Antamina and Cerro San Pedro interests which were converted to 27,337 GEOs.

Other Minerals generated 1,503 GEOs and $2.0 million in revenue.

Oil & Gas assets generated revenue of $8.3 million for the quarter (98% oil and 2% gas), compared to $7.8 million for the same period of 2015 (96% oil and 4% gas), an increase of 6.4%. Production for the quarter was 3.7% lower than the third quarter of 2015; however, this was more than offset by lower operating costs from the operators.

Revenue from the Weyburn Unit for the quarter increased to $6.7 million (2015 - $5.9 million) with $4.0 million earned from the NRI (2015 - $3.5 million), $2.2 million earned from the working interest (2015 - $1.9 million) and $0.5 million earned from the overriding royalties (2015 - $0.5 million). Revenue from the Weyburn NRI was higher due to the lower operating costs. The actual realized price from the NRI was slightly higher in the third quarter of 2016, at C$49.56/boe compared to C$49.37/boe for the third quarter of 2015.

Revenue for the three and nine months ended September 30, 2016 was $172.0 million (2015 - $103.7 million) and $454.9 million (2015 - $322.3 million), respectively, and was comprised of the following:

(expressed in millions)

		For the three months ended		For the nine months ended
		September 30,		September 30,
Property	Interest	2016	2015	2016	2015
PRECIOUS METALS
United States
Goldstrike	NSR 2-4%, NPI 2.4-6%	$6.6	$7.9	$19.8	$13.9
Stillwater	NSR 5%	4.4	3.3	10.8	12.4
Gold Quarry	NSR 7.29%	3.8	3.0	10.4	10.7
Marigold	NSR 1.75-5%, GR 0.5-4%	2.5	0.5	7.0	3.7
Fire Creek/Midas	Fixed to 2018 / NSR 2.5%	2.7	2.1	7.7	6.6
Bald Mountain	NSR/GR 0.875-5%	1.8	2.0	2.6	6.4
South Arturo	GR 4-9%	3.0	0.2	3.1	0.2
Other		0.5	0.7	1.8	1.5
Canada
Sudbury	Stream 50%	$10.0	4.8	24.4	$16.8
Detour Lake	NSR 2%	3.1	2.9	9.5	8.4
East Timmins	NSR 2-15%	3.2	2.3	8.0	7.9
Musselwhite	NPI 5%	1.0	0.7	3.1	2.3
Hemlo	NSR 3%, NPI 50%	3.0	1.2	5.5	1.7
Kirkland Lake[1]	NSR 2.5-5.5%, NPI 20%	1.7	1.2	4.2	3.5
Timmins West	NSR 2.25%	0.7	0.9	2.3	2.9
Canadian Malartic	GR 1.5%	0.7	0.4	1.8	1.1
Other		—	0.1	0.1	0.1
Latin America
Antapaccay	Stream (indexed)	$29.4	$—	$65.3	$—
Antamina	Stream 22.5%	26.5	—	62.8	—
Candelaria	Stream 68%	22.5	21.6	64.8	77.3
Palmarejo[2]	Stream 50%	5.8	15.7	36.3	45.8
Cerro San Pedro	GR 1.95%	0.5	0.8	1.5	2.2
Other		0.3	0.3	0.9	0.9
Rest of World
MWS	Stream 25%	$7.1	$6.0	$21.6	$19.7
Sabodala	Stream 6%, Fixed to 2019	7.5	6.4	21.4	22.2
Subika	NSR 2%	1.3	0.8	3.4	3.4
Tasiast	NSR 2%	0.6	1.3	2.8	3.9
Karma	Stream 4.875%, Fixed to 75koz	6.7	—	11.4	—
Duketon	NSR 2%	2.2	1.9	5.4	5.1
Edikan	NSR 1.5%	0.9	1.3	2.5	2.8
Cooke 4	Stream 7%	0.8	1.7	3.0	3.5
Other		0.9	0.9	3.7	3.8
		$161.7	$92.9	$428.9	$290.7

Other Minerals		$2.0	$3.0	$6.3	$8.0

Oil & Gas
Weyburn	NRI 11.71%, ORR 0.44%, WI 2.56%	$6.7	$5.9	$15.7	$17.6
Midale	ORR 1.14%, WI 1.59%	0.3	0.5	1.0	1.5
Edson	ORR 15%	0.3	0.4	0.8	1.3
Other		1.0	1.0	2.2	3.2
		$8.3	$7.8	$19.7	$23.6

Revenue		$172.0	$103.7	$454.9	$322.3
1	In October 2016, the overlying NSR on the Kirkland Lake Gold properties was reduced from 2.5% to 1.5% pursuant to Kirkland Lake’s exercise to buy back 1% of the NSR.
2	In July 2016, Coeur Mining met its obligation to deliver 400,000 ounces under the Palmarejo agreement. Deliveries will start in the fourth quarter of 2016 under the new Guadalupe agreement.

Two of the Company’s primary objectives are to build a diversified portfolio of royalties and streams by commodity, geography, revenue type and stage of project, and maintain precious metals revenue above 80% of total revenue.  For the third quarter of 2016, precious metals revenue comprised 94% of total revenue compared to 90% in the third quarter 2015.  In addition, the Company generated 83% of revenue from the Americas.

Quarterly Revenue By Commodity and Geography

(expressed in millions)

Costs and Expenses

Costs and expenses for the third quarter of 2016 were $104.5 million compared to $77.6 million in the same period in 2015. The following table provides a list of the costs and expenses incurred for the three months ended September 30, 2016 and 2015.

	Three months ended September 30,
(expressed in millions)	2016	2015	Variance
Costs of sales	$28.0	$22.4	$5.6
Depletion and depreciation	72.9	49.7	23.2
(Gain) loss on sale of gold bullion	(0.7)	0.5	(1.2)
Corporate administration	3.8	4.0	(0.2)
Business development	0.5	1.0	(0.5)
	$104.5	$77.6	$26.9

Costs of Sales

Costs of sales were $28.0 million for the third quarter of 2016 compared with $22.4 million for the third quarter of 2015. The following table provides a breakdown of cost of sales incurred for the three months ended September 30, 2016 and 2015.

	Three months ended September 30,
(expressed in millions)	2016	2015	Variance
Cost of stream sales	$24.0	$19.0	$5.0
Cost of prepaid ounces	1.8	1.7	0.1
Mineral production taxes	1.0	0.7	0.3
Oil & Gas operating costs	1.2	1.0	0.2
	$28.0	$22.4	$5.6

The increase of $5.6 million is attributable to more stream ounces delivered pursuant to the various stream agreements in the third quarter of 2016 when compared to 2015.  The ongoing stream cost per ounces are either a fixed amount per ounce delivered (adjusted for inflation each year) or an amount based as a percentage of spot price of gold or silver. The Company was delivered 87,422 GEOs under its stream agreements during the third quarter of 2016 compared to 50,008 GEOs delivered in the third quarter of 2015.

Costs of Sales Reconciliation – Q3 2015 to Q3 2016

(expressed in millions)

Depletion and Depreciation

Depletion and depreciation totaled $72.9 million for the quarter compared to $49.7 million in 2015. The majority of the increase of $23.2 million is due to the depletion expense associated with Antamina and Antapaccay, two significant stream acquisitions completed by the Company in the last 12 months, of $12.4 million and $13.2 million, respectively.  In addition, the Company recorded $4.2 million in depletion for Karma for which deliveries started in the first quarter of 2016. These increases were partially offset by lower depletion on Candelaria due to lower expected production than in the third quarter of 2015, and Palmarejo as a result of the termination the original agreement.

Depletion Reconciliation – Q3 2015 to Q3 2016

(expressed in millions)

Gain or Loss on Sale of Gold Bullion

The Company recognized a gain on the sale of gold bullion of $0.7 million in the third quarter of 2016, compared to a loss of $0.5 million in the same quarter in 2015. Gold bullion relates to physical ounces of gold received as settlement from certain of the Company’s royalty interests.

Corporate Administration

Corporate administration expenses, representing 2.2% of revenue for the third quarter of 2016, decreased slightly, from $4.0 million to $3.8 million the same period in 2015.

	Three months ended September 30,
(expressed in millions)	2016	2015	Variance
Salaries and benefits	$1.1	$1.2	$(0.1)
Professional fees	0.2	0.4	(0.2)
Office costs	0.2	0.2	—
Board of Directors cost	0.1	0.2	(0.1)
Share based compensation	1.3	1.3	—
Other	0.9	0.7	0.2
	$3.8	$4.0	$(0.2)

Business Development Expenses

Business development expenses totaled $0.5 million compared to $1.0 million in the third quarter of 2015. Timing and amount of these costs typically vary depending upon the level of business development related activity, and the timing of completing transactions. Business development expenses related to completed transactions are capitalized to the relevant mineral interest asset following the closing of transactions.

Foreign Exchange and Other Income/Expenses

Foreign exchange losses and other income/expenses were $nil for the third quarter of 2016, compared to an expense of $1.2 million for the same quarter in 2015, reflecting relatively stable CAD/USD foreign exchange rates year-over-year. The following table provides a list of foreign exchange income and other income/expenses incurred for the three months ended September 30, 2016 and 2015.

	Three months ended September 30,
(expressed in millions)	2016	2015	Variance
Foreign exchange loss	$(0.2)	$(1.2)	$1.0
Gain on sale of investments	0.2	—	0.2
	$—	$(1.2)	$1.2

Foreign exchange gains and losses include foreign exchange movements related to cash and cash equivalents and investments in debt securities, such as treasury bills and intercompany loans, held in the parent company, which are denominated in either U.S. dollars or Mexican pesos. The parent company’s functional currency is the Canadian dollar. Under IFRS, all foreign exchange changes related to monetary assets denominated in a currency other than the functional currency are recorded in net income as opposed to other comprehensive income.

Finance Income and Finance Expenses

Finance income was $0.5 million (2015 - $1.3 million) for the quarter while finance expenses were $0.7 million (2015 - $0.6 million).

	Three months ended September 30,
(expressed in millions)	2016	2015	Variance
Finance Income
Interest	$0.5	$1.3	$(0.8)
	$0.5	$1.3	$(0.8)
Finance Expenses
Standby Charges	$0.6	$0.5	$0.1
Amortization	0.1	0.1	—
	$0.7	$0.6	$0.1

Finance income is earned on our cash equivalents and/or short-term investments. Interest income in the amount of $0.2 million was accrued from the Noront Resources Ltd. (“Noront”) loan during the third quarter of 2016.

Income Taxes

Franco-Nevada had an income tax expense of $12.9 million (2015 - $8.5 million) for the quarter comprised of a current income tax expense of $12.6 million (2015 - $7.4 million) and a deferred income tax expense of $0.3 million (2015 - $1.1 million). The reduction in income tax expense as a percentage of net income before tax for the three months ended September 30, 2016 decreased year-over-year as a result of a decrease in non-deductible expenses including amounts related to fluctuations in foreign exchange rates, recognition of deductible temporary differences related to unrealized losses on marketable securities, and other one-time adjustments.

Net Income

Net income for the quarter was $54.4 million, or $0.31 per share, compared to $15.2 million, or $0.10 per share, for the same period in 2015. Adjusted Net Income was $53.5 million, or $0.30 per share, compared to $19.4 million, or $0.12 per share, earned in the third quarter of 2015. The increase in net income and Adjusted Net Income was driven primarily by higher revenue due to the asset acquisitions completed in the fourth quarter of 2015 and first quarter of 2016.

Quarterly Financial Information

Selected quarterly financial information1 from our financial statements is set out below:

	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
	2016	2016	2016	2015	2015	2015	2015	2014
Revenue	$172.0	$150.9	$132.0	$121.3	$103.7	$109.4	$109.2	$123.0
Costs and expenses[2,3]	104.5	100.5	94.9	157.6	77.6	78.6	78.8	109.7
Operating income (loss)[3]	67.5	50.4	37.1	(36.3)	26.1	30.8	30.4	13.3
Other income (expenses)[3]	—	3.2	1.0	—	(2.4)	2.1	(2.2)	(1.9)
Income tax expense (recovery)	12.9	11.3	8.1	(4.9)	8.5	11.3	9.0	10.2
Net income (loss)	54.4	42.3	30.0	(31.4)	15.2	21.6	19.2	1.2
Basic earnings (loss) per share	$0.31	$0.24	$0.18	$(0.20)	$0.10	$0.14	$0.12	$0.00
Diluted earnings (loss) per share	$0.30	$0.24	$0.18	$(0.20)	$0.10	$0.14	$0.12	$(0.01)
Net cash provided by operating actvities[3]	$121.6	$103.5	$124.0	$84.9	$73.0	$72.8	$83.6	$94.5
Net cash used in investing activities[3]	(41.5)	(28.1)	(506.9)	(987.7)	(44.6)	(38.5)	(35.3)	(693.4)
Net cash provided by (used in) financing activities	(29.4)	(23.8)	405.4	445.2	(23.2)	(24.3)	(23.6)	(20.0)
Average Gold Price	$1,335	$1,259	$1,181	$1,104	$1,124	$1,193	$1,219	$1,200
GEOs[3,4]	123,065	112,787	106,621	106,312	85,637	83,040	85,081	92,774
Adjusted EBITDA[3,4]	$142.2	$120.3	$104.4	$93.9	$77.5	$82.1	$83.3	$95.7
Adjusted EBITDA[3,4] per share	$0.80	$0.68	$0.63	$0.60	$0.49	$0.52	$0.53	$0.61
Margin[3,4]	82.7%	79.7%	79.1%	77.4%	74.7%	75.1%	76.3%	77.8%
Adjusted Net Income[3,4]	$53.5	$40.0	$28.0	$23.7	$19.4	$22.9	$22.9	$31.6
Adjusted Net Income[3,4] per share	$0.30	$0.22	$0.17	$0.15	$0.12	$0.15	$0.15	$0.20
1	Sum of the quarters may not add up to yearly total due to rounding.
2	Includes impairment charges on royalty, stream and working interests.
3

In the third quarter of 2016, the Company adopted a change in accounting policy with respect to its classification of proceeds from sales of gold bullion in its statement of cash flows and statement of income and comprehensive income (loss). For further information, refer to Note 16 of the condensed interim consolidated statements for the three and nine months ended September 30, 2016. The Company’s non‑GAAP measures, as defined in pages 32-35 of this MD&A, were also adjusted accordingly to reflect gains/losses on sales of such gold bullion as an operating activity that is part of the Company’s underlying business. Comparative information presented above has been adjusted to conform to current presentation.

4

GEOs, Adjusted EBITDA, Margin and Adjusted Net Income are non-IFRS measures with no standardized meaning under IFRS. For further information and a detailed reconciliation, please refer to pages 32-35 of this MD&A.

OVERVIEW OF FINANCIAL PERFORMANCE – NINE MONTHS 2016 TO NINE MONTHS 2015

The prices of precious metals, oil and gas and the actual production from mineral and oil & gas assets are the largest factors in determining profitability and cash flow from operations for Franco-Nevada.

Average Commodity Prices and Exchange Rate

Nine Months Ended September 30,		2016	2015	Variance %
Gold[1]	($/oz)	$1,258	$1,179	6.7%
Silver[2]	($/oz)	17.20	16.02	7.4%
Platinum[3]	($/oz)	1,001	1,103	(9.3)%
Palladium[3]	($/oz)	590	720	(18.1)%

Edmonton Light	C$/bbl	50.22	59.14	(15.1)%
Quality Differential	C$/bbl	(6.93)	(7.38)	(6.1)%
Realized oil price	C$/bbl	43.29	51.76	(16.4)%

CAD/USD exchange rate[4]		0.7574	0.7944	(4.7)%
1	Based on London Bullion Market Association (“LBMA”) Gold Price PM Fix
2	Based on LBMA Silver Price
3	Based on London PM Fix
4	Based on Bank of Canada noon rates

Precious metals commodity prices have largely declined since 2011 and have only started to recover in 2016. During the first nine months of 2016, average gold prices traded between

$1,077/oz and $1,366/oz with an average price of $1,258/oz. This compares to an average gold price of $1,179/oz for the nine months ended September 30, 2015.

Gold Equivalent Ounces and Revenue

Franco-Nevada continued to see significant growth in GEOs contributed with mineral assets contributing 342,473 GEOs in the first nine months of 2016, an increase of 35.0% over the first nine months of 2015.  Revenue for the period was $454.9 million compared with $322.3 million for the same period of 2015, an increase of 41.1% due to the increase in the number of GEOs contributed coupled with stronger average gold precious metal prices.

The following table outlines GEOs and revenue attributable to Franco-Nevada for the nine months ended September 30, 2016 and 2015 by commodity, geographical location and type of interest:

	Gold Equivalent Ounces[1]			Revenue (in millions)
For the nine months ended September 30,	2016	2015	Variance	2016	2015	Variance
Commodity
Precious Metals
Gold	247,604	211,721	35,883	$313.2	$249.5	$63.7
Silver	68,487	13,315	55,172	86.6	15.8	70.8
PGM	21,347	21,812	(465)	29.1	25.4	3.7
Precious Metals - Total	337,438	246,848	90,590	428.9	290.7	138.2
Other Minerals	5,035	6,910	(1,875)	6.3	8.0	(1.7)
Oil & Gas				19.7	23.6	(3.9)
	342,473	253,758	88,715	$454.9	$322.3	$132.6
Geography
United States	50,103	47,666	2,437	$63.6	$55.9	$7.7
Canada	47,836	40,462	7,374	82.2	70.8	11.4
Latin America	183,329	106,561	76,768	231.7	126.1	105.6
Rest of World	61,205	59,069	2,136	77.4	69.5	7.9
	342,473	253,758	88,715	$454.9	$322.3	$132.6
Type
Revenue-based	70,685	78,872	(8,187)	$92.5	$98.8	$(6.3)
Streams	243,896	156,848	87,048	310.9	185.3	125.6
Profit-based	15,446	7,715	7,731	29.0	19.1	9.9
Other	12,446	10,323	2,123	22.5	19.1	3.4
	342,473	253,758	88,715	$454.9	$322.3	$132.6
[1]	For average commodity prices used in the calculation of GEOs, please refer to average commodity price tables on pages 9 and 19 of this MD&A.

GEOs and revenue from precious metals were earned from the following geographical locations:

	Gold Equivalent Ounces[1]			Revenue (in millions)
For the nine months ended September 30,	2016	2015	Variance	2016	2015	Variance
Geography for Precious Metals
Precious Metals
United States	49,794	47,228	2,566	$63.1	$55.5	$7.6
Canada	44,919	38,333	6,586	59.0	44.7	14.3
Latin America	183,329	106,561	76,768	231.7	126.1	105.6
Rest of World	59,396	54,726	4,670	75.1	64.4	10.7
Precious Metals - Total	337,438	246,848	90,590	$428.9	$290.7	$138.2
Other Minerals	5,035	6,910	(1,875)	6.3	8.0	(1.7)
Oil & Gas				19.7	23.6	(3.9)
	342,473	253,758	88,715	$454.9	$322.3	$132.6
[1]	For average commodity prices used in calculation of GEOs, please refer to average commodity price tables on pages 9 and 19 of this MD&A.

GEO Reconciliation – Nine Months 2015 to Nine Months 2016

253,758
22,287
3,479
1,876
465
7,732
109,090
342,473
GEOs - 9 Months 2015
Gold assets
Silver assets
Other minerals
PGM assets
Gold NPIs
Acquisitions
GEOs - 9 Months YTD 2016

GEOs earned from precious metal assets increased by 37% to 337,438 GEOs in the nine months ended September 30, 2016 from 246,848 GEOs in the same period in 2015. Revenue from precious metal assets was $428.9 million in the first nine months of 2016 compared with $290.7 million for the same period as 2015. The largest increase came from our Latin American assets.

Overall, GEOs and revenue increases are attributable to the following:

•	The Company received 50,685 GEO deliveries from Antapaccay. This includes 654,000 silver ounces delivered and sold by the Company. The asset was acquired in the first quarter of 2016.
•	The Company received 49,654 GEO deliveries from Antamina for the first nine months of 2016.
•	Karma, a stream asset which started deliveries of 1,250 fixed gold ounces per month in March 2016, has delivered 8,750 GEOs in the first nine months of 2016.
•

Goldstrike delivered 15,608 GEOs in the first nine months, an increase of 3,624 GEOs compared to the same period in 2015. The increase in deliveries under the NPI more than offset lower deliveries from the NSR.

•	The Company also benefited from Hemlo, which contributed a total of 4,323 GEOs, an increase of 2,831 GEOs, of which 2,599 are from the NPI, reflecting higher gold prices and stronger production.
•	Sudbury also provided a total of 17,423 GEOs, an increment of 2,873 GEOs compared to the first nine months of 2015 as a result of higher production and prices across gold, platinum and palladium.
•

The above significant increases in GEOs were partially offset by decreases in GEO deliveries compared to the first nine months of 2015 from the following properties: Candelaria (decrease of 13,298 GEOs) as expected according to mine plan; Bald Mountain (decrease of 3,369 GEOs); and Stillwater (decrease of 1,981 GEOs).

•	Deliveries under the Palmarejo original agreement (a decrease of 9,591 GEOs) ended in July 2016, but will start under the new Guadalupe agreement.

•	During the nine months ended September 30, 2016, 5,009,707 ounces of silver were delivered from Candelaria, Antapaccay, Antamina and Cerro San Pedro interests which were converted to 68,487 GEOs.

Other minerals generated 5,035 GEOs and $6.3 million in revenue.

Oil & Gas assets generated revenue of $19.7 million for the first nine months of 2016 (98% oil and 2% gas), compared to $23.6 million for 2015 (95% oil and 5% gas), a decrease of 16.5%. The decrease is due to lower average oil prices realized in 2016. Production for the nine months was 3.4% lower than for the same period in 2015.

Revenue from the Weyburn Unit for the period decreased to $15.7 million (2015 - $ 17.6 million) with $9.3 million earned from the NRI (2015 - $10.3 million), $5.4 million earned from the working interest (2015 - $6.1 million) and $1.0 million earned from the overriding royalties (2015 - $1.2 million). Revenue from the Weyburn NRI was lower due to the decrease in the average oil price. Actual realized price from the NRI was C$43.96/boe for the period, down 14.6% from the realized price of C$51.45/boe for the first nine months of 2015.

For the nine months ended September 30, 2016, precious metals revenue was 94% of total revenue compared to 90% in 2015.  In addition, the Company generated 83% of revenue from the Americas.

Year-To-Date Revenue By Commodity and Geography

(expressed in millions)

350
300
250
200
150
100
50
0
313.2
249.5
86.6
15.8
29.1
25.4
6.3
8
19.7
23.6
Gold
Silver
PGM
Other Minerals
Oil & Gas
2016
2015

350
300
250
200
150
100
50
0
63.6
55.9
82.2
70.8
231.7
126.1
77.4
69.5
United States
Canada
Latin America
Rest of World
2016
2015

Costs and Expenses

Costs and expenses for nine months ended September 30, 2016 were $299.9 million compared to $234.9 million in the same period in 2015. The following table provides a list of the costs and expenses incurred for the nine months ended September 30, 2016 and 2015.

	Nine months ended September 30,
(expressed in millions)	2016	2015	Variance
Costs of sales	$80.1	$68.8	$11.3
Depletion and depreciation	206.6	150.5	56.1
(Gain) loss on sale of gold bullion	(2.8)	0.5	(3.3)
Corporate administration	14.9	12.2	2.7
Business development	1.1	2.8	(1.7)
Subtotal	$299.9	$234.8	$65.1
Impairment charges	—	0.1	(0.1)
	$299.9	$234.9	$65.0

Costs of Sales

Costs of sales totaled $80.1 million for the first nine months of 2016 compared with $68.8 million for the same period in 2015. The following table provides a breakdown of cost of sales incurred for the three months ended September 30, 2016 and 2015.

	Nine months ended September 30,
(expressed in millions)	2016	2015	Variance
Cost of stream sales	$70.2	$59.2	$11.0
Cost of prepaid ounces	5.3	5.0	0.3
Production taxes	2.3	1.8	0.5
Oil & Gas operating costs	2.3	2.8	(0.5)
	$80.1	$68.8	$11.3

The increase of $11.3 million is attributable to more stream ounces delivered pursuant to significant stream agreements entered into in the fourth quarter of 2016 and the first quarter of 2016.  The Company was delivered 243,896 GEOs under its stream agreements during the first nine months of 2016 compared to 156,848 GEOs delivered the first nine months of 2015.  Oil & Gas operating costs were lower due to production and cost efficiencies implemented by the operators.

Costs of Sales Reconciliation – Nine Months 2015 to Nine Months 2016

(expressed in millions)

68.8
4.9
3.8
0.1
1.3
2.3
3.1
13.2
80.1
COS - 9 Months 2015
Candelaria
Palmarejo
Other, Net
Sudbury
Karma
Antamina
Antapaccay
COS - 9 Months 2016

Depletion and Depreciation

Depletion and depreciation totaled $206.6 million for the first nine months of 2016 compared to $150.5 million in 2015. The increase of $56.1 million is due in part to the Antamina acquisition ($32.6 million), the Antapaccay acquisition ($30.5 million), initial depletion for the Karma stream cost due to the initial deliveries received ($7.4 million), and Sudbury ($7.8 million).  These increases were partially offset by lower depletion on Candelaria and Bald Mountain due to lower production, Palmarejo due to termination of the original agreement, and on Oil & Gas assets due to the impact of a weaker Canadian dollar relative to the U.S. dollar.

Depletion Reconciliation – Nine Months 2015 to Nine Months 2016

(expressed in millions)

Gain or Loss on Sale of Gold Bullion

The Company recognized a gain on the sale of gold bullion of $2.8 million in the first nine months of 2016, compared to a loss of $0.5 million in the same period in 2015. Gold bullion relates to physical ounces of gold received as settlement from certain of the Company’s royalty interests.

Corporate Administration

Corporate administration expenses increased to $14.9 million in the first nine months of 2016, from $12.2 million in 2015. The increase is primarily due to higher board of directors’ costs as the deferred share units earned by board members, which are marked-to-market at every period-end, increased in value during the first nine months of 2016 reflecting the increase in the share price of the Company.

	Nine months ended September 30,
(expressed in millions)	2016	2015	Variance
Salaries and benefits	$3.9	$3.5	$0.4
Professional fees	1.0	0.8	0.2
Office costs	0.6	0.6	—
Board of Directors costs	2.3	0.3	2.0
Share based compensation	3.7	4.1	(0.4)
Other	3.4	2.9	0.5
	$14.9	$12.2	$2.7

Business Development Expenses

Business development expenses for the nine months ended September 30, 2016 were $1.1 million, compared to $2.8 million in the same period in 2015. The year-over-year decrease reflects the capitalization of expenses to the mineral interest following the closing of transactions. Timing and amount of these costs typically vary based on the business development related activities and the timing of completing transactions.

Foreign Exchange and Other Income/Expenses

Foreign exchange losses and other income/expenses were an income of $4.2 million for 2016 and a loss of $2.4 million for 2015. The following table provides a breakdown of items included in foreign exchange income/losses and other expenses for the nine months ended September 30, 2016 and 2015.

	Nine months ended September 30,
(expressed in millions)	2016	2015	Variance
Foreign exchange loss	$(0.3)	$(3.0)	$2.7
Mark-to-market loss on warrants	—	(0.3)	0.3
Gain on sale of investments	4.5	0.9	3.6
	$4.2	$(2.4)	$6.6

Foreign exchange gains and losses include foreign exchange movements related to cash and cash equivalents and investments in debt securities, such as treasury bills and intercompany loans, held in the parent company, which are denominated in either U.S. dollars or Mexican pesos. The parent company’s functional currency is the Canadian dollar. Under IFRS, all foreign exchange changes related to monetary assets denominated in a currency other than the functional currency are recorded in net income as opposed to other comprehensive income.

Finance Income and Finance Expenses

Finance income was $2.6 million (2015 - $3.2 million) for the nine months ended September 30, 2016 while finance expenses were $2.8 million (2015 - $1.5 million).

	Nine months ended September 30,
(expressed in millions)	2016	2015	Variance
Finance Income
Interest	$2.3	$3.2	$(0.9)
Finance Fees	0.3	—	0.3
	$2.6	$3.2	$(0.6)
Finance Expenses
Standby Charges	$1.6	$1.2	$0.4
Interest	0.8	—	0.8
Amortization	0.4	0.3	0.1
	$2.8	$1.5	$1.3

Finance income is earned on our cash equivalents and/or short-term investments. Included in finance income is a fee earned on the additional financing option to True Gold Mining Inc. in relation to the Karma stream agreement. Interest income in the amount of $1.2 million has been accrued in 2016 from the Noront loan.

Finance expenses increased due to interest expense associated with the $460.0 million draw down of the credit facility in Q4 2015.  In addition to the $0.8 million interest expensed, $0.7 million was capitalized to the Cobre Panama stream interest project. The amortization expense relates to amortization of the initial set-up costs incurred with respect to the credit facility.

Income Taxes

Franco-Nevada had an income tax expense of $32.3 million (2015 –$28.8 million) for the nine months ended September 30, 2016 comprised of a current income tax expense of $29.7 million (2015 - $20.8 million) and a deferred income tax expense of $2.6 million (2015 –$8.0 million). As noted above, the reduction in income tax expense as a percentage of net income before tax for the nine months ended September 30, 2016 decreased year-over-year reflecting fluctuations in foreign exchange rates, changes in unrealized losses on marketable securities, and other one-time adjustments.

Net Income

Net income in the first nine months of 2016 was $126.7 million, or $0.72 per share, compared to a net income of $56.0 million, or $0.36 per share, for the same period in 2015. Adjusted Net Income was $121.5 million, or $0.69 per share, compared to $65.2 million, or $0.42 per share, for 2015.  The increase in net income and Adjusted Net Income was driven primarily by higher revenue due to asset acquisitions completed in the fourth quarter of 2015 and the first quarter of 2016.

Financial Condition Review

Summary Balance Sheet and Key Financial Metrics

	As at	As at
	September 30,	December 31,
(expressed in millions, except ratios)	2016	2015
Total cash and cash equivalents	$277.6	$149.2
Current assets	384.8	274.7
Non-current assets	3,866.2	3,399.6
Total assets	$4,251.0	$3,674.3
Current liabilities	27.2	20.8
Non-current liabilities	35.7	490.5
Total liabilities	$62.9	$511.3
Total shareholders’ equity	$4,188.1	$3,163.0

Dividends paid (including DRIP)	117.1	129.0
Debt	—	457.3
Total common shares outstanding	178.2	156.9
Key Financial Ratios
Working Capital	$357.6	$253.9
Debt to equity	—	0.14:1

Balance Sheet Review

Total assets were $4,251.0 million at September 30, 2016 compared to $3,674.3 million at December 31, 2015. Our asset base is primarily comprised of non-current assets such as our royalty, stream and working interests, and current assets of cash and cash equivalents.  This reflects our business strategy of growing a diversified portfolio and ensuring cash is available for future acquisitions and dividends. Total liabilities at September 30, 2016 were $62.9 million including current and deferred income tax liabilities, a decrease compared to $511.3 million at December 31, 2015, reflecting the repayment of amounts the Company had borrowed under its credit facility.

Financial Position, Liquidity and Capital Resources

Cash flow generated for the three and nine months ended September 30, 2016 and 2015 was as follows:

	For the three months ended		For the nine months ended
	September 30,		September 30,
(expressed in millions)	2016	2015	2016	2015
Cash provided by operating activities[1]	$121.6	$73.0	$349.1	$229.4
Cash used in investing activities[1]	(41.5)	(44.6)	(576.5)	(118.4)
Cash provided by (used in) financing activities	(29.4)	(23.2)	352.2	(71.1)
Effect of exchange rate changes on cash and cash equivalents	1.1	(10.6)	3.6	(27.0)
Change in cash and cash equivalents	$51.8	$(5.4)	$128.4	$12.9
1.

In the third quarter of 2016, the Company adopted a change in accounting policy with respect to its classification of proceeds from sales of gold bullion in its statement of cash flows. Comparative information, including information presented in Quarterly Financial Information on page 19 of this MD&A, has been adjusted to conform to current presentation. For further information, refer to Note 16 of the condensed consolidated interim financial statements for the three and nine months ended September 30, 2016.

Operating Cash Flow

Cash generated by operating activities was $121.6 million and $73.0 million for the three months ended September 30, 2016 and 2015, respectively. Cash generate by operating activities was $349.1 million and $229.4 million for the nine months ended September 30, 2016 and 2015, respectively. The increases are attributable to higher revenues generated since the Antamina and Antapaccay mineral stream acquisitions.

In the third quarter of 2016, the Company adopted a change in accounting policy with respect to its classification of proceeds from sales of gold bullion in its statement of cash flows. IAS 7, “Statement of Cash Flows”, defines operating activities as the principal revenue-producing activities of the entity and other activities that are not investing or financing activities. Management considers the acquisition of gold bullion, which is acquired as a result of the settlement of certain of the Company’s royalty agreements and not held as a long-term asset, to be an operating activity. As a result, the Company has reclassified the cash proceeds from the sale of such gold bullion, and any related gain or loss arising during the hold period, to be a component of operating activities. Management believes this classification to be more useful to financial statement users and, consequently, that this presentation results in reliable and more relevant information. Comparative information, including information presented in Quarterly Financial Information on page 19 of this MD&A, has been adjusted to conform to current presentation. For further information, refer to Note 16 of the condensed consolidated interim financial statements for the three and nine months ended September 30, 2016.

Investing Activities

Cash used in investing activities was $41.5 million for the quarter compared to $44.6 million in the same period of 2015. Investing activities in the third quarter of 2016 included the funding of the Cobre Panama stream of $40.0 million. At September 30, 2016, the Company has funded $77.7 million in 2016, for a total of $415.6 million of its total $1 billion commitment to the construction of Cobre Panama.  First Quantum increased its planned 2016 capital expenditure to $450 million from $390 million due to expedited stripping of the pit.  The development remains on track for a phased commissioning in 2018 and continued ramp-up in 2019.

Cash used in investing activities was $576.5 million for the nine months ended September 30, 2016 compared to $118.4 million in the same period of 2015. The increase was due to the acquisitions of interests in mineral properties in 2016 compared to 2015, in particular the Antapaccay acquisition of $500.0 million.

Financing Activities

Net cash used in financing activities was $29.4 million for the quarter compared to $23.2 million for 2015, reflecting payments for cash dividends.

Net cash provided by financing activities was $352.2 million for the first nine months of 2016 compared to a use of $71.1 million for 2015. The increase in cash provided in the first nine months of 2016 is attributable to the funds raised from the equity issuance of 19.2 million common shares resulting in $883.5 million net proceeds to the Company.  This inflow of funds was partially used to repay the $460.0 million then drawn on the credit facility.

Cash Resources and Liquidity

Our performance is impacted by foreign currency fluctuations of the Canadian dollar and Australian dollar relative to the U.S. dollar. The largest exposure is with respect to the Canadian/U.S. dollar exchange rate as we hold a significant amount of our assets in Canada and report our results in U.S. dollars.  The effect of this volatility in these currencies against the U.S. dollar impacts our corporate administration, business development expenses and depletion on mineral and oil & gas interests incurred in our Canadian and Australian entities due to their respective functional currencies. The Canadian dollar traded in a range of $0.7548 to $0.7828, closing the quarter at $0.7624, and the Australian dollar traded between $0.7460 and $0.7709, closing the quarter at $0.7634.

As at September 30, 2016, our cash, cash equivalents and short-term investments totaled $277.6 million (December 31, 2015 - $168.0 million).  In addition, we held investments at September 30, 2016 with a combined value of $131.7 million (December 31, 2015 - $94.8 million), of which $99.6 million was held in publicly traded equity instruments (December 31, 2015 - $64.5 million).

Management’s objectives when managing capital are to:

(a)	ensure the preservation and availability of capital by investing in low risk investments with high liquidity; and
(b)	ensure that adequate levels of capital are maintained to meet requirements.

Franco-Nevada invests its excess funds in term deposits, treasury bills of the U.S. government, Canadian federal and provincial governments and high quality corporate bonds.  As at September 30, 2016, the majority of funds were held in cash deposits with several financial institutions. As at September 30, 2016, certain investments with terms to maturity upon acquisition of three months, or 92 days or less, and were classified as term deposits.

Our near-term cash requirements include funding of the Cobre Panama commitments, corporate administration costs, certain costs of operations, payment of dividends and income taxes directly related to the recognition of royalty and stream revenues.  As a royalty/stream company, there are limited requirements for capital expenditures other than for the acquisition of additional royalties/streams and working interests’ capital commitments.  Such acquisitions are entirely discretionary and will be consummated through the use of cash, as available, or through the issuance of common shares or other equity or debt securities or use of our credit facility. We believe that our current cash resources, our available credit facility and future cash flows will be sufficient to cover the cost of our commitments under the various stream agreements, administrative expenses, costs of operations and dividend payments for the foreseeable future.

Ore and Refined Gold Purchase Commitments

The following table summarizes Franco-Nevada’s commitments to pay for gold, silver and PGMs to which it has the contractual right pursuant to the associated precious metals agreements:

	Attributable Payable
	Production to be Purchased			Per Ounce Cash Payment [1,2]
							Term of		Date of
Interest	Gold	Silver	PGM	Gold	Silver	PGM	Agreement[3]		Contract
Antamina	0%	22.5%[4]	0%	n/a	5%[5]	n/a	40 years		7-Oct-15
Candelaria	68%[6]	68%[6]	0%	$400	$4.00	n/a	40 years		6-Oct-14
Cobre Panama	—%[7]	—%[8]	0%	$406	$6.09	n/a	45 years		2-Nov-15
Karma	4.875%[9]	0%	0%	20%[10]	n/a	n/a	40 years		11-Aug-14
Palmarejo	50%	0%	0%	$400	n/a	n/a	Life-of-Mine	[11]	20-Jan-09
Guadalupe	50%	0%	0%	$800	n/a	n/a	40 years		2-Oct-14
Sabodala	6%[12]	0%	0%	20%[13]	n/a	n/a	40 years		12-Dec-13
MWS	25%	0%	0%	$400	n/a	n/a	40 years	[14]	2-Mar-12
Cooke 4	7%	0%	0%	$400	n/a	n/a	40 years		5-Nov-09
Sudbury[15]	50%	0%	50%	$400	n/a	$400	40 years		15-Jul-08
Antapaccay	—%[16]	—%[17]	0%	20%[18]	20%[19]	n/a	40 years		10-Feb-16
[1]	Subject to an annual inflationary adjustment except for Antamina, Karma, Guadalupe, Sabodala and Antapaccay.
[2]	Should the prevailing market price for gold be lower than this amount, the per ounce cash payment will be reduced to the prevailing market price, with the exception of Palmarejo.
[3]	Subject to successive extensions.
[4]	Subject to a fixed payability of 90%. Percentage decreases to 15.0% after 86,000,000 ounces of silver has been delivered under the agreement.
[5]	Purchase price is 5% of the average silver price at the time of delivery.
[6]	Percentage decreases to 40% after 720,000 ounces of gold and 12.0 million ounces of silver have been delivered under the agreement.
[7]

Gold deliveries are indexed to copper in concentrate produced from the project. 120 ounces of gold per every 1 million pounds of copper produced until 808,000 ounces of gold delivered. Thereafter 81 ounces of gold per 1 million pounds of copper produced to 1,716,188 ounces of gold delivered, thereafter 63.4% of the gold in concentrate.

[8]

Silver deliveries are indexed to copper in concentrate produced from the project. 1,376 ounces of silver per every 1 million pounds of copper produced until 9,842,000 ounces of silver delivered. Thereafter 1,776 ounces of silver per 1 million pounds of copper produced to 29,731,000 ounces of silver delivered, thereafter 62.1% of the silver

[9]	Gold deliveries are fixed at 15,000 ounces per annum until February 28, 2021. Thereafter, percentage is 4.875%.
[10]	Purchase price is 20% of the average gold price at the time of delivery.
[11]	Agreement, which was capped at 400,000 ounces of gold, ended in July 2016. Deliveries will start under the Guadalupe agreement in the fourth quarter of 2016.
[12]	Gold deliveries are fixed at 1,875 ounces per month until December 31, 2019. Thereafter, percentage is 6% of gold produced.
[13]	Purchase price is 20% of prevailing market price at the time of delivery.
[14]	Agreement is capped at 312,500 ounces of gold.
[15]	The Company is committed to purchase 50% of the precious metals contained in ore from the properties. Cash payment is based on gold equivalent ounces.
[16]

Gold deliveries are referenced to copper in concentrate shipped with 300 ounces of gold delivered for each 1,000 tonnes of copper in concentrate shipped, until 630,000 ounces of gold has been delivered. Thereafter, percentage is 30% of gold shipped.

[17]

Silver deliveries are referenced to copper in concentrate shipped with 4,700 ounces of silver delivered for each 1,000 tonnes of copper in concentrate shipped, until 10.0 million ounces of silver has been delivered. Thereafter, percentage is 30% of silver shipped.

[18]	Purchase price is 20% of the spot price of gold until 750,000 ounces of gold has been delivered, thereafter the purchase price is 30% of the spot price of gold.
[19]	Purchase price is 20% of the spot price of silver until 12.8 million ounces of silver has been delivered, thereafter the purchase price is 30% of the spot price of silver.

Cobre Panama Stream Agreement

The Company has funding commitments under the Cobre Panama stream agreement as described in the Guidance section above.

Capital Resources

As of November 7, 2016 an amount of $1.0 billion, or its Canadian dollar equivalent, is available under our unsecured credit facility.  Advances under the facility bear interest depending upon the currency of the advance and leverage ratio.  In 2015, Franco-Nevada increased its credit facility from $500.0 million to $1.0 billion and extended the maturity to November 12, 2020. As of November 7, 2016, U.S. and Canadian dollar advances under the facility would bear interest rates of 3.95% and 2.90%, respectively. We can also draw funds using LIBOR 30-day rates plus 120 basis points under our credit facility.

Standby fees of $1.6 million (2015 - $1.2 million), interest of $0.8 million (2015 - $Nil) and amortization of issuance costs of $0.4 million (2015 - $0.3 million) were incurred and paid for the nine months ended September 30, 2016.

As at November 7, 2016, there remains 6,510,333 warrants outstanding that have an exercise price of C$75.00 per warrant and an expiry date of June 16, 2017.

Critical Accounting Estimates

The preparation of consolidated financial statements in accordance with IFRS requires the Company to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s best knowledge of the relevant facts and circumstances, having regard to previous experience. However, actual outcomes may differ from the amounts included in the consolidated financial statements.

Our significant accounting policies and estimates are disclosed in notes 2 and 3 of our most recent annual consolidated financial statements.

New Accounting Standards Issued But Not Yet Effective

IAS 12 Income Taxes

IAS 12, "Income taxes" ("IAS 12") provides guidance on the recognition of deferred tax assets. In January 2016, the International Accounting Standards board issued amendments to clarify the requirements for recognizing deferred tax assets on unrealized losses. The amendments clarify the accounting for deferred tax where an asset is measured at fair value and that fair value is below the asset’s tax base. They also clarify certain other aspects of accounting for deferred tax assets. The amendments are effective for annual periods beginning on or after January 1, 2017. The Company is currently assessing the impact of IAS 12 on the consolidated financial statements.

Outstanding Share Data

Franco-Nevada is authorized to issue an unlimited number of common and preferred shares.  A detailed description of the rights, privileges, restrictions and conditions attached to each class of authorized shares is included in our Annual Information Form for the year ended December 31, 2015, a copy of which can be found on SEDAR at www.sedar.com and in our 40-F, a copy of which can be found on EDGAR at www.sec.gov.

As of November 7, 2016, the number of common shares outstanding or issuable pursuant to other outstanding securities is as follows:

Common Shares	Number
Outstanding	178,259,490
Issuable upon exercise of Franco-Nevada warrants[1]	6,510,333
Issuable upon exercise of Franco-Nevada options[2]	1,040,760
Issuable upon exercise of special warrant[3]	2,000,000
Issuable upon vesting of Franco-Nevada RSUs	154,013
Diluted common shares	187,964,596
[1]	The warrants have an exercise price of C$75.00 per share and an expiry date of June 16, 2017.
[2]	There were 1,040,760 stock options under our share compensation plan outstanding to directors, officers, employees and others with exercise prices ranging from C$15.20 to C$65.76 per share.
[3]

In connection with the transaction with Taseko Mines Limited, one special warrant was granted to Taseko which will be exchangeable into 2,000,000 purchase share warrants once Taseko’s New Prosperity project gets fully permitted and financed. Each purchase share warrant will entitle Taseko to purchase one Franco-Nevada common share at a price of C$75.00 per share before June 16, 2017. New Prosperity’s most recent permit application was denied in 2014.

Franco-Nevada has not issued any preferred shares.

Internal Control Over Financial Reporting and Disclosure Controls and Procedures

Our Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining Franco-Nevada’s internal control over financial reporting and other financial disclosure and our disclosure controls and procedures.

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.  Franco-Nevada’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Franco-Nevada; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of Franco-Nevada are being made only in accordance with authorizations of management and directors of Franco-Nevada; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Franco-Nevada’s assets that could have a material effect on Franco-Nevada’s financial statements. Internal control over other financial disclosure is a process designed to ensure that other financial information included in this MD&A, fairly represents in all material respects the financial condition, results of operations and cash flows of Franco-Nevada for the periods presented in this MD&A.

Franco-Nevada’s disclosure controls and procedures are designed to provide reasonable assurance that material information relating to Franco-Nevada, including its consolidated subsidiaries, is made known to management by others within those entities, particularly during the period in which this report is prepared and that information required to be disclosed by Franco-Nevada in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation.

Due to its inherent limitations, internal control over financial reporting and disclosure may not prevent or detect all misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may change.

For the nine months ended September 30, 2016, there has been no change in Franco-Nevada’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, Franco-Nevada’s internal control over financial reporting.

Non-IFRS Financial Measures

Adjusted EBITDA and Adjusted EBITDA per share

Adjusted EBITDA and Adjusted EBITDA per share are non-IFRS financial measures, which exclude the following from net income and earnings per share (“EPS”):

•	Income tax expense/recovery;
•	Finance expenses;
•	Finance income;
•	Depletion and depreciation;
•	Non-cash costs of sales;
•	Impairment charges related to royalty, stream and working interests and investments;
•	Gains/losses on the sale of investments; and
•	Foreign exchange gains/losses and other income/expenses.

Management uses Adjusted EBITDA and Adjusted EBITDA per share to evaluate the underlying operating performance of the Company as a whole for the reporting periods presented, and to assist with the planning and forecasting of future operating results. Management believes that Adjusted EBITDA and Adjusted EBITDA per share allow investors and analysts to better evaluate the results of the underlying business of the Company. While the adjustments to net income and EPS in these measures include items that are both recurring and non-recurring, management believes that Adjusted EBITDA and Adjusted EBITDA per share are useful measures of the Company’s performance because foreign exchange, gains/losses on sale of investments, and impairment charges do not reflect the underlying operating performance of our business and are not necessarily indicative of future operating results. Adjusted EBITDA and Adjusted EBITDA per share are intended to provide additional information to investors and analysts, do not have any standardized meaning under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Reconciliation of Net Income to Adjusted EBITDA:

	Three months ended		Nine months ended
	September 30,		September 30,
(expressed in millions, except per share amounts)	2016	2015	2016	2015
Net Income (Loss)	$54.4	$15.2	$126.7	$56.0
Income tax expense (recovery)	12.9	8.5	32.3	28.8
Finance expenses	0.7	0.6	2.8	1.5
Finance income	(0.5)	(1.3)	(2.6)	(3.2)
Depletion and depreciation	72.9	49.7	206.6	150.5
Non-cash costs of sales	1.8	1.7	5.3	5.0
Impairment charges	—	—	—	0.1
Impairment of investments	—	1.9	—	1.9
Foreign exchange (gains)/losses and other (income)/expenses	—	1.2	(4.2)	2.3
Adjusted EBITDA	$142.2	$77.5	$366.9	$242.9
Basic Weighted Average Shares Outstanding	178.1	156.9	175.2	156.8

Basic EPS	$0.31	$0.10	$0.72	$0.36
Income tax expense (recovery)	0.07	0.05	0.18	0.18
Finance expenses	—	—	0.02	0.01
Finance income	—	(0.01)	(0.02)	(0.02)
Depletion and depreciation	0.41	0.32	1.18	0.96
Non-cash costs of sales	0.01	0.01	0.03	0.03
Impairment charges	—	—	—	—
Impairment of investments	—	0.01	—	0.01
Foreign exchange (gains)/losses and other (income)/expenses	—	0.01	(0.02)	0.02
Adjusted EBITDA per share	$0.80	$0.49	$2.09	$1.55

Margin

Margin is a non-IFRS financial measure which is defined by the Company as Adjusted EBITDA divided by revenue. Management uses Margin to evaluate the performance of the Company’s portfolio and we believe Margin provides a meaningful measure for investors and analysts to evaluate our overall ability to generate cash flow from our royalty, stream and working interests. Margin is intended to provide additional information, does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for a measure of performance in accordance with IFRS.

Reconciliation of Net Income to Margin:

	Three months ended		Nine months ended
	September 30,		September 30,
(expressed in millions, except Margin)	2016	2015	2016	2015
Net Income (Loss)	$54.4	$15.2	$126.7	56.0
Income tax expense (recovery)	12.9	8.5	32.3	28.8
Finance expenses	0.7	0.6	2.8	1.5
Finance income	(0.5)	(1.3)	(2.6)	(3.2)
Depletion and depreciation	72.9	49.7	206.6	150.5
Non-cash costs of sales	1.8	1.7	5.3	5.0
Impairment charges	—	—	—	0.1
Impairment of investments	—	1.9	—	1.9
Foreign exchange (gains)/losses and other (income)/expenses	—	1.2	(4.2)	2.3
Adjusted EBITDA	$142.2	$77.5	$366.9	$242.9
Revenue	172.0	103.7	454.9	322.3
Margin	82.7%	74.7%	80.7%	75.4%

Adjusted Net Income and Adjusted Net Income per share

Adjusted Net Income and Adjusted Net Income per share are non-IFRS financial measures, which exclude the following from net income and EPS:

•	Foreign exchange gains/losses;
•	Gains/losses on the sale of investments;
•	Impairment charges related to royalty, stream and working interests and investments;
•	Unusual non-recurring items;
•	Impact of income taxes on these items.

Management uses Adjusted Net Income and Adjusted Net Income per share to evaluate the underlying operating performance of the Company as a whole for the reporting periods presented, and to assist with the planning and forecasting of future operating results. Management believes that Adjusted Net Income and Adjusted Net Income per share allow investors and analysts to better evaluate the results of the underlying business of the Company. While the adjustments to net income and EPS in these measures include items that are both recurring and non-recurring, management believes that Adjusted Net Income and Adjusted Net Income per share are useful measures of the Company’s performance because foreign exchange, gains/losses on sale of investments, and impairment charges do not reflect the underlying operating performance of our business and are not necessarily indicative of future operating results. Adjusted Net Income and Adjusted Net Income per share are intended to provide additional information to investors and analysts, do not have any standardized meaning under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Reconciliation of Net Income to Adjusted Net Income:

	Three months ended		Nine months ended
	September 30,		September 30,
(expressed in millions, except per share amounts)	2016	2015	2016	2015
Net Income (Loss)	$54.4	$15.2	$126.7	$56.0
Foreign exchange (gains)/losses	0.2	1.3	0.3	3.1
Mark-to-market change on derivatives	—	—	—	0.3
(Gain) on sale of investments	(0.2)	—	(4.5)	(0.9)
Impairment charges	—	—	—	0.1
Impairment of investments	—	1.9	—	1.9
Tax effect of adjustments	0.3	1.0	0.5	2.0
Other tax related adjustments:
Indexation adjustment	—	—	0.1	(0.4)
Valuation allowance	(1.2)	—	(1.9)	0.9
Impact of tax increases	—	—	0.4	2.2
Adjusted Net Income	$53.5	$19.4	$121.5	$65.2
Basic Weighted Average Shares Outstanding	178.1	156.9	175.2	156.8

Basic EPS	$0.31	$0.10	$0.72	$0.36
Foreign exchange (gains)/losses	—	0.01	—	0.02
Mark-to-market change on derivatives	—	—	—	—
(Gain) on sale of investments	—	—	(0.03)	(0.01)
Impairment charges	—	—	—	—
Impairment of investments	—	0.01	—	0.01
Tax effect of adjustments	—	—	0.01	0.02
Other tax related adjustments:
Indexation adjustment	—	—	—	—
Valuation allowance	(0.01)	—	(0.01)	0.01
Impact of tax increases	—	—	—	0.01
Adjusted Net Income per share	$0.30	$0.12	$0.69	$0.42

Cautionary Statement on Forward-Looking Information

This MD&A contains “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act of 1995, respectively, which may include, but are not limited to, statements with respect to future events or future performance, management’s expectations regarding Franco-Nevada’s growth, results of operations, estimated future revenues, carrying value of assets, future dividends and requirements for additional capital, mineral reserve and mineral resource estimates, production estimates, production costs and revenue, future demand for and prices of commodities, expected mining sequences, business prospects and opportunities. In addition, statements (including data in tables) relating to reserves and resources and gold equivalent ounces are forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates and assumptions are accurate and that such reserves and resources and gold equivalent ounces (“GEOs”) will be realized. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budgets”, “scheduled”, “estimates”, “forecasts”, “predicts”, “projects”, “intends”, “targets”, “aims”, “anticipates” or “believes” or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Franco-Nevada to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. A number of factors could cause actual events or results to differ materially from any forward-looking statements, including, without limitation: fluctuations in the prices of the primary commodities that drive royalty and stream revenue (gold, platinum group metals, copper, nickel, uranium, silver, iron-ore and oil & gas); fluctuations in the value of the Canadian and Australian dollar and any other currency in which revenue is generated, relative to the U.S. dollar; changes in national and local government legislation, including permitting and licensing regimes and taxation policies and the enforcement thereof; regulatory, political or economic developments in any of the countries where properties in which Franco-Nevada holds a royalty, stream or other interest are located or through which they are held; risks related to the operators of the properties in which Franco-Nevada holds a royalty, stream or other interest, including changes in the ownership and control of such operators; influence of macroeconomic developments; business opportunities that become available to, or are pursued by Franco-Nevada; reduced access to debt and equity capital; litigation; title, permit or license disputes related to interests on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; whether or not the Company is determined to have “passive foreign investment company” (“PFIC”) status as defined in Section 1297 of the United States Internal Revenue Code of 1986, as amended; potential changes in Canadian tax treatment of offshore streams; excessive cost escalation as well as development, permitting, infrastructure, operating or technical difficulties on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; actual mineral content may differ from the reserves and resources contained in technical reports; rate and timing of production differences from resource estimates, other technical reports and mine plans; risks and hazards associated with the business of development and mining on any of the properties in which Franco-Nevada holds a royalty, stream or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters, terrorism, civil unrest or an outbreak of contagious diseases; and the integration of acquired assets. The forward-looking statements contained in this MD&A are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which Franco-Nevada holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; the Company’s ongoing income and assets relating to determination of its PFIC status; no material changes to existing tax treatment; no adverse development in respect of any significant property in which Franco-Nevada holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; integration of acquired assets; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. However, there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance. Franco-Nevada cannot assure investors that actual results will be consistent with these forward-looking statements. Accordingly, investors should not place undue reliance on forward-looking statements due to the inherent uncertainty therein. For additional information with respect to risks, uncertainties and assumptions, please refer to Franco-Nevada’s most recent Annual Information Form filed with the Canadian securities regulatory authorities on www.sedar.com and Franco-Nevada’s most recent Annual Report filed on Form 40-F filed with the SEC on www.sec.gov. The forward-looking statements herein are made as of the date of this MD&A only and Franco-Nevada does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.